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                              April 23, 2024

       Mary Dean Hall
       Executive Vice President and Chief Financial Officer
       Ingevity Corp
       4920 O'Hear Avenue Suite 400
       North Charleston, SC 29405

                                                        Re: Ingevity Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37586

       Dear Mary Dean Hall:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Developments
       Restructuring Charges, Performance Chemicals Repositioning, page 28

   1. Revise future filings to include a discussion about the expected effects on future earnings and cash flows
resulting from the repositioning plan (for example, reduced depreciation, reduced employee
expense, etc.). The effect on future periods should be quantified and disclosed, along with
the initial period in which those effects are expected to be realized.
                                                        This includes whether
the cost savings are expected to be offset by anticipated increases in other expenses or
reduced revenues. This discussion should clearly identify the income statement line items to
be impacted (for example, cost of sales; marketing; selling, general and administrative
expenses; etc.). In addition, in future periods, if actual savings anticipated by the exit
plan are not achieved as expected or are achieved in periods other than as expected, MD&A
should discuss that outcome, its reasons, and its likely effects on future operating
results and liquidity. Reference SAB Topic 5P4.
 Mary Dean Hall
FirstName   LastNameMary Dean Hall
Ingevity Corp
Comapany
April       NameIngevity Corp
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
Performance Chemicals Reporting Unit, page 29

2. Reference your disclosure on page that you performed impairment tests of goodwill related to the Performance Chemicals reporting unit because continued reduction in demand in industrial end markets had negatively impacted your ability to offset elevated
         CTO costs through pricing actions. In future filings, revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, for each reporting unit at risk of failing an impairment test, disclose the following:
             the percentage by which fair value exceeded carrying value at the date of the most recent test;
             a detailed description of the methods and key assumptions used and how the key assumptions were determined;
             a discussion of the degree of uncertainty associated with the assumptions; and
             a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.
3. As a related matter, we also note that in your earnings release you refer to Road
         Technologies business line and Industrial Specialties business line as components of your
         Performance Chemicals segment. Please provide us an analysis how you have determined that they do not represent separate reporting units under ASC350-20 as you stated on page
         42 that your reporting units are your operating segments. Reconciliation of Net Income to Adjusted EBITDA, page 37

4.       Please tell us how you determined that the non-GAAP adjustment for
"Loss on CTO
         resales" meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial
         Measures. Reference ASC 420-10-S99-3 which states,       the staff
believes that decisions
         about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business."
5. We note that the non-GAAP adjustment for Restructuring and other (income) charges, net includes $19.7 million of inventory charges that were recorded within cost of sales. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in
         Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures for this portion of the adjustment.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Non-operating income and expense, page
61

6. Please explain to us the basis for your accounting for gains and losses associated with crude tall oil ("CTO") resales by addressing the following items in your response:
             Explain to us in detail the composition of the "net gains or losses associated with the
 Mary Dean Hall
Ingevity Corp
April 23, 2024
Page 3
              CTO resale activities" that is recorded during FY23;
                Discuss to whom you sell the CTO inventory, how it is different from your normal
              CTO sales, and why you believe it is outside of your ordinary course of business;
                Tell us why it is appropriate to record those amounts within other income and expense when dispositions of inventory appear to be normal, recurring activities integral to the management of the ongoing business as referenced in ASC 420-10-
              S99-3;
                Discuss how you determine the amount of excess CTO volume each period;
                Tell us how you account for the CTO resales within the Statement of Cash Flows.
7. As a related matter, tell us in detail of your supply agreement for the CTO, including but not limited to any firm purchase commitments. And if so, please tell us how you have considered guidance under firm purchase commitments for inventory subject to ASC 330-
         10, which may require a reporting entity to recognize a loss based on an anticipated impairment of the inventory upon acquisition. In that regard, we note you disclosed that reselling excess volumes in the open market may result in $30.0 million to $80.0 million of incremental losses in 2024.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                              Sincerely,
FirstName LastNameMary Dean Hall
                                                              Division of
Corporation Finance
Comapany NameIngevity Corp
                                                              Office of
Industrial Applications and
April 23, 2024 Page 3                                         Services
FirstName LastName